SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the
                                fiscal year ended
                                December 31, 1995

                         Commission File Number 333-562



                           KNIGHT TRANSPORTATION, INC.
                         401(k) PLAN AND TRUST AGREEMENT
                            (Full title of the plan)



                           KNIGHT TRANSPORTATION, INC.
                             5601 West Buckeye Road
                             Phoenix, Arizona 85043
                                 (602) 269-2000
           (Name of issuer of the securities held pursuant to the plan and the address of the issuer's principal executive office)

                           KNIGHT TRANSPORTATION, INC.


                         401(k) PLAN AND TRUST AGREEMENT

                                     PN 001

                                 EIN: 86-0649974

                                    FORM 5500









                              FINANCIAL STATEMENTS

                          AND SUPPLEMENTARY INFORMATION

     -----------------------------------------------------------------------

                               FOR THE YEAR ENDED

                                DECEMBER 31, 1995

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974

                          Year Ended December 31, 1995


                                Table of Contents
                                -----------------
                                                                 Page No.
                                                                 --------

Auditor's Report                                                   1 - 2


Statement of Net Assets Available for Plan Benefits
December 31, 1995 and 1994                                           3


Statement of Changes in Net Assets Available for Plan
Benefits With Fund Information
For the Year Ended December 31, 1995                                 4


Notes to Financial Statements                                      5 - 7


Supplementary Information

  Schedule of Assets Held for Investment Purposes
  December 31, 1995                                                  8

  Schedule of Reportable Transactions
  For the Year Ended December 31, 1995                               9

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                             Form 5500, Item 26b(1)
                          Year Ended December 31, 1995


                                  July 3, 1996


                          INDEPENDENT AUDITOR'S REPORT


Trustees
Knight Transportation, Inc. 401(k) Plan
Phoenix, Arizona


We have audited the accompanying statement of net assets available for plan benefits of Knight Transportation, Inc. 401(k) Plan and Trust Agreement as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Knight Transportation, Inc. 401(k) Plan and Trust Agreement as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                                     -continued-

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                             Form 5500, Item 26b(1)
                          Year Ended December 31, 1995


                                  July 3, 1996


                          INDEPENDENT AUDITOR'S REPORT
                                   -continued-



Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes and schedule of reportable transactions on pages 8 and 9 are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                           TULL FORSBERG & OLSON

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                               Form 5500, Item 31

               Statement of Net Assets Available for Plan Benefits
                           December 31, 1995 and 1994


                                                            1995         1994
                                                            ----         ----
ASSETS
   Investments
      At fair value:
          Shares of registered investment companies:
            Investment Co. of America - Equity
                Growth Fund                                $452,793     $246,376
            The Bond Fund of America - Corporate
                Bond Fund                                   101,733       50,431

          Participant loans receivable                       20,910       14,645

            Dean Witter Liquid Asset Fund -
                Money Market                                115,852       57,613
                                                           --------     --------
                Total investments                           691,288      369,065
                                                           --------     --------
   Receivables
      Employer's contributions                               54,024       39,126
      Participant's contributions                            28,311       47,519
      Rollover contributions                                      0       15,206
      Other receivables                                           0        1,921
                                                           --------     --------
        Total receivables                                    82,335      103,772
                                                           --------     --------
                TOTAL ASSETS                                773,623      472,837


LIABILITIES
   Total Liabilities                                              0            0
                                                           --------     --------
          Net Assets Available for Plan Benefits           $773,623     $472,837
                                                           ========     ========





The accompanying notes are an integral part of these financial statements.

           KNIGHT TRANSPORTATION, INC. 401(k) PLAN AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                               Form 5500, Item 32

       Statement of Changes in Net Assets Available for Plan Benefits With
                                Fund Information
                      For the Year Ended December 31, 1995

                                                          Dean Witter       The Bond         Investment
                                                            Liquid           Fund of         Company of       Participant
                                                          Asset Fund      America, Inc.       America            Loans
                                                         --------------  ----------------  ---------------   --------------
ADDITIONS
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income
          Unrealized appreciation in
               fair value of assets                                               $7,222          $67,988
          Interest                                              $5,180                                              $1,618
          Dividends                                                                6,387           27,220
                                                         --------------  ----------------  ---------------   --------------
                                                                 5,180            13,609           95,208            1,618
                                                         --------------  ----------------  ---------------   --------------
     Contributions
          Employer
          Participants                                          55,194            31,764           81,589
          Rollover                                               1,677               360              360
                                                         --------------  ----------------  ---------------   --------------
                                                                56,871            32,124           81,949                0
                                                         --------------  ----------------  ---------------   --------------
               Total Additions                                  62,051            45,733          177,157            1,618
                                                         --------------  ----------------  ---------------   --------------

DEDUCTIONS
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits Paid to Participants                              18,582             9,586           31,327            8,562
     Administrative Expenses                                        51
                                                         --------------  ----------------  ---------------   --------------
              Total Deductions                                  18,633             9,586           31,327            8,562
                                                         --------------  ----------------  ---------------   --------------

Net increase prior to interfund transfers                       43,418            36,147          145,830           (6,944)
Interfund transfers                                             14,821            15,155           60,587           13,209
                                                         --------------  ----------------  ---------------   --------------
     Net Increase (Decrease)                                    58,239            51,302          206,417            6,265
Net assets available for benefits:
     Beginning of year                                          57,613            50,431          246,376           14,645
                                                         --------------  ----------------  ---------------   --------------
     End of year                                              $115,852          $101,733         $452,793          $20,910
                                                         ==============  ================  ===============   ==============


                                                       Other            Total
                                                   --------------   --------------
ADDITIONS
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income
          Unrealized appreciation in
               fair value of assets                                       $75,210
          Interest                                                          6,798
          Dividends                                                        33,607
                                                   --------------   --------------
                                                              $0          115,615
                                                   --------------   --------------
     Contributions
          Employer                                        54,024           54,024
          Participants                                    28,311          196,858
          Rollover                                                          2,397
                                                   --------------   --------------
                                                          82,335          253,279
                                                   --------------   --------------
               Total Additions                            82,335          368,894
                                                   --------------   --------------

DEDUCTIONS
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits Paid to Participants                                         68,057
     Administrative Expenses                                                   51
                                                   --------------   --------------
              Total Deductions                                 0           68,108
                                                   --------------   --------------

Net increase prior to interfund transfers                 82,335          300,786
Interfund transfers                                     (103,772)               0
                                                   --------------   --------------
     Net Increase (Decrease)                             (21,437)         300,786
Net assets available for benefits:
     Beginning of year                                   103,772          472,837
                                                   --------------   --------------
     End of year                                         $82,335         $773,623
                                                   ==============   ==============

The accompanying notes are an integral part of these financial statements.

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                    Form 5500 - Year Ended December 31, 1995

                          Notes to Financial Statements



NOTE 1.       DESCRIPTION OF PLAN

              The following description of the Knight Transportation, Inc. (Company) 401(k) Plan and Trust Agreement (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

              General The Plan is a defined contribution plan covering basically all full time employees of the Company who have one year of service and are age nineteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              Contributions Each year, participants may contribute a portion of their compensation to the Plan. For 1995 the maximum amount that can be contributed is $9,240. Participants may also contribute amounts representing distributions from other qualified plans. The Company contributes 50 percent of the participant's salary reduction contributions for the year, not to exceed $750. For 1995, the Company set the level of its matching contribution at $625 per participant. For Plan years beginning after December 31, 1994, these contributions may be made with either cash or common stock of the Company. For 1995, the contributions will be made with cash. The Company may also make a discretionary contribution at the option of the Company's Board of Directors. These contributions can be either cash or common stock of the Company.

              Participant Accounts Each participant's account is credited with the participant's contribution, company matching contribution, company discretionary contribution, if any, and plan earnings on participant's account balance. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

              Vesting Participants are immediately vested in their contributions plus earnings. Vesting in the Company's matching and discretionary portion of their accounts plus earnings is based on years of service. A participant is 100 percent vested after five years of service.

              Investment Options Upon enrollment in the Plan, a participant may direct his contributions in any of three investment options:

                     Investment Co. of America - Equity Growth Fund Funds are invested in shares of a registered investment company that invests mainly in common stocks and U. S. Treasury securities.

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                    Form 5500 - Year Ended December 31, 1995

                          Notes to Financial Statements
                                   -Continued-


NOTE 1.       DESCRIPTION OF PLAN (Continued)

                     The Bond Fund of America - Corporate Bond Fund Funds are invested in shares of a registered investment company that invests mainly in corporate bonds and U. S. Treasury securities.

                     Dean Witter Liquid Assets - Money Market Fund Funds are invested in an interest bearing account.

              Company matching contributions may be invested in either the Dean Witter Liquid Assets Money Market Fund or common stock of the Company. For 1995, the matching contribution was invested in the Money Market Fund.

              Participants may change their investment options twice a year.

              Payment of Benefits Upon the participant's separation from service as a result of death, disability or retirement at age 65, the employee's account balance from employer contributions will be 100% nonforfeitable and paid in a lump-sum. The Plan has provisions for hardship distributions.

              Participant Loans Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lessor of $50,000 or 50% of their nonforfeitable account balances. Payments are made through payroll deductions. The loans are secured by 50% of the nonforfeitable balance in the participant's account. All loans are considered a directed investment of the participant.

              Plan Expenses The Company incurs all major expenses associated with the Plan.

              Concentration of Credit Risk and Financial Instruments Financial instruments which potentially subject the Plan to concentrations of credit risk consist of a deposit with an investment custodian.


NOTE 2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              Basis of Accounting The financial statements are prepared on the accrual basis of accounting.

              Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
                                                                     -continued-

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                    Form 5500 - Year Ended December 31, 1995

                          Notes to Financial Statements
                                   -Continued-


NOTE 2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              Investment Valuation and Income Recognition Investments in the Plan are adjusted to their fair market value as of the balance sheet date. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

              Payment of Benefits Benefit payments are recorded when paid.


NOTE 3.       PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 4.       TAX STATUS

              Effective January 1, 1995, the Plan adopted a new prototype plan. Subsequent to the balance sheet date the Internal Revenue Service has determined and informed the Company by letter that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code.

                            SUPPLEMENTARY INFORMATION
         --------------------------------------------------------------

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                               Form 5500, Item 27a

                 Schedule of Assets Held for Investment Purposes
                          Year Ended December 31, 1995

(a)       (b) Identity of issue, borrower,          (c) Description of investment                   (d) Cost       (e) Current
              lessor, or similar party                  including maturity date,                                        Value
                                                        rate of interest, collateral,
                                                        par or maturity value
- ---       --------------------------------          -----------------------------                   --------       -----------
          American Funds Group/Investment           20,952.939 shares @ $21.610 per                $401,514         $452,793
          Company of America                        share

          American Funds Group/Bond Fund            7,329.448 shares @ $13.880 per share             99,338          101,733
          of America

          Dean Witter Trust Company/Liquid          Money Market Account                            115,852          115,852
          Assets

          Participant Loans                         8.75% to 10%                                          0           20,910
                                                                                                   --------         --------

                                                                                   TOTAL           $616,704         $691,288
                                                                                                   ========         ========

           KNIGHT TRANSPORTATION, INC. 401(k) PLAN AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                               Form 5500, Item 27d

                       Schedule of Reportable Transactions
                          Year Ended December 31, 1995

(a) Identity    (b) Description     (c)Purchase  (d) Selling   (e) Lease  (f)  Expense   (g) Cost of   (h)  Current      (I)  Net
    of party     of asset (include     price          price       rental      incurred        asset         value of         gain
    involved     interest rate and                                              with                        asset on          or
                 maturity in case                                            transaction                  transaction       (loss)
                 of a loan)                                                                                  date
- ------------    ---------------     -----------  -----------   ---------  --------------- -----------   -------------    ----------

American        Investment Co. of      $44,888                                              $44,888          $44,888
Funds Group     America

American        The Bond Fund of        13,352                                               13,352           13,352
Funds Group     America

Dean Witter     Sears Liquid            64,373                                               64,373           64,373
Trust Company   Assets/Cash

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   KNIGHT TRANSPORTATION, INC. 401(k)
                                   PLAN AND TRUST AGREEMENT



Dated:  July 11, 1996              By /s/ Donald A. Bliss
      -----------------               ------------------------------------------
                                       Donald A. Bliss, Chairman of the
                                       Advisory Committee (Plan Administrator),
                                       on behalf of the Plan

Dated:  July 11, 1996              KNIGHT TRANSPORTATION, INC.,
      -----------------            Plan Sponsor


                                   By /s/ Clark A. Jenkins
                                      ------------------------------------------
                                         Clark A. Jenkins
                                         Chief Financial Officer

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.                         Description
- -----------                         -----------

Exhibit 23    Consent of Tull, Forsberg & Olson, independent public accountants.

                                       -3-